

SAM LEE LAUNDRY LLC
QUARTERLY REPORT
For the period ending March 31, 2017

To our investors and other stakeholders:

As discussed in the company's 2016 Annual Report, our goals for the first few months of 2017 were to consolidate the performance schedule for The Speakeasy, increase overall profitability, and grow the audience. We achieved these goals, and in addition laid the groundwork for further growth by focusing on three critical drivers of sales: performance content, service delivery, and marketing reach. In this report, we will review the operating results for 2017 Q1, and discuss the outlook for the remainder of 2017.

Attendance and Sales

During the first quarter of 2017, the company staged 28 performances of "The Speakeasy," before a paying audience of 5,020. The consolidated performance schedule, combined with better sales, resulted in substantial improvements in key attendance and revenue ratios as compared to the previous quarter:

	Jan-Mar 2017	Oct-Dec 2016
Number of Performances	28	34
Number of Performance Weeks	12	12
Performances per Week	2.25	2.83
Number of Paid Admissions	5,020	4,168
Number of Comp Admissions	465	1,111
Total Admissions per Performance	196	155
Paid Admissions per Performance	179	123
Ticket Revenue (incl. gaming)	$ 612,456	$ 458,852
Ticket Revenue per Performance	$ 21,873	$ 13,495
Ticket Revenue per Paid Admission	$ 122	$ 110
Bar Revenue	$ 152,717	$ 129,225
Bar Revenue per Performance	$ 5,454	$ 3,800
Bar Rev per Person (incl. comps)	$ 27.84	$ 24.47

Total Attendance Since Company Inception: 12,982

Revenue from tickets (including casino gaming fees) increased 62% on a per-performance basis, and 11% per paid admission, as compared to the prior quarter. Bar sales increased 44% on a per-performance basis, and 14% per attendee (including both paid and unpaid admissions). We attribute the ticket sales increase to growing word-of-mouth, as well as continued interest in the show by leading regional media sources, including San Francisco Magazine (which published a 2-page photo spread in January) and KQED Forum (which featured the show's producers in a live 30-minute radio segment during March). Links to all online, print, and broadcast features can be found on the Speakeasy website at www.thespeakeasysf.com/speakeasy-press. Increased bar revenue was driven in part by expanded food options, as well as increased menu prices for some beverage items.

Financial Results

The company operates under a revenue sharing agreement with Boxcar Theatre, the nonprofit entity that holds the lease on the venue, and that operates the bar and the box office. In addition to presenting the financial results of the company, we present consolidated financial results with Boxcar Theatre, to provide full transparency regarding the financial results of the project.

The consolidated profit and loss statement demonstrates that the project earned a net profit of $123,908 during the first quarter of 2017, a considerable increase over the $16,452 earned during the previous quarter. Revenue for the quarter was up $176,454 to $718,228, an increase of 32% over the previous quarter. Substantial increases in ticket sales, merchandise, and net bar revenue drove this improvement.

Expenses for the quarter also increased, but at a slower rate. The consolidated performance schedule resulted in cost reductions for performers and theater staff. This was partially offset by increased spending on professional staff, as the three producers began drawing annual salaries of $50,000 each at the start of the quarter (previously, the producers had compensated only with a small monthly stipend). The P&L shows production expenses increasing substantially, but this is primarily an accounting phenomenon; the majority of production expenses from the previous quarter were recorded as startup costs, rather than operating costs, and not reflected in the operating P&L. Real spending on production expenses was substantially reduced from the previous quarter. (Full profit and loss statement on next page.)

On a per-performance basis, consolidated net profit increased to $4,425 from $484 during the prior quarter.

SPEAKEASY CONSOLIDATED P&L	CURRENT Q1 2017	PREVIOUS Q4 2016	VARIANCE
REVENUE			
Ticket Sales & Memberships	623,698	471,764	151,933
Bar Sales (net)	75,389	27,124	48,265
Merchandise (net)	17,258	(156)	17,414
Private Events (net)	1,827	42,979	(41,152)
Other Income	57	64	(7)
NET REVENUE	718,228	554,774	176,454
EXPENSE			
Personnel Expense			
Professional Staff	84,375	67,049	17,326
Performing Company	123,388	149,165	(25,778)
Creative Fees	20,450	24,220	(3,770)
Theater Staff	63,535	68,932	(5,397)
Payroll Taxes & Benefits	33,139	34,710	(1,571)
Total Personnel Expense	324,886	344,076	(19,190)
Non-Personnel Expense			
License Fee	29,162	22,711	6,451
Production Expenses	79,698	17,482	62,216
Occupancy Expense	85,510	83,074	2,435
Admin Expense	41,812	26,077	15,735
Marketing Expense	11,407	8,371	3,036
Debt Service	21,846	23,531	(1,685)
Total Non-Personnel Expense	269,435	181,246	88,188
TOTAL EXPENSE	594,321	525,322	68,999
NET INCOME	123,908	16,452	107,455

The profit and loss statement for Sam Lee Laundry LLC (unconsolidated) shows a quarterly profit of $98,168 on total revenue of $503,554 (the remaining $25,740 in profit was earned by Boxcar Theatre). Revenue was up 36% over the previous quarter, and expenses were up 15%, for the same reasons cited in the discussion of the consolidated P&L. (Full profit and loss statement on next page.)

On a per-performance basis, the company's net profit increased to $3,506 from $503 during the prior quarter.

SAM LEE LAUNDRY LLC P&L	CURRENT Q1 2017	PREVIOUS Q4 2016	VARIANCE
REVENUE			
Revenue Share from Boxcar	498,699	302,761	195,938
Private Events (net)	1,827	42,979	(41,152)
Other Events (net)	-	24,886	(24,886)
Other Income	28	29	(0)
NET REVENUE	503,554	370,655	132,899
EXPENSE			
Personnel Expense			
Professional Staff	67,202	40,399	26,803
Performing Company	123,388	149,165	(25,778)
Creative Fees	20,450	24,220	(3,770)
Theater Staff	35,117	62,508	(27,392)
Payroll Taxes & Benefits	17,664	18,765	(1,101)
Total Personnel Expense	263,820	295,057	(31,237)
Non-Personnel Expense			
License Fee	29,162	22,711	6,451
Production Expenses	82,925	17,861	65,064
Admin Expense	14,237	6,211	8,026
Marketing Expense	10,750	7,508	3,242
Debt Service	4,492	4,200	292
Total Non-Personnel Expense	141,566	58,490	83,076
TOTAL EXPENSE	405,386	353,547	51,839
NET INCOME	98,168	17,108	81,060

The company has not yet attained recoupment, and so in accordance with the operating agreement, the full amount of company net profits for the current quarter will be accrued towards investor capital accounts. As of 3/31/17, the total investment to be recouped was $1,536,124 and total cumulative earnings were $115,276; investor capital accounts stood at 7.5% of full value.

Future Outlook

Our opinion about the future profitability of the company remains as we stated in the company's 2016 annual report:

> The key to achieving a higher level of profitability during 2017 will be building demand and expanding the production schedule from the current 2.25 performances per week to 3.5 or more. At 2.25 performances per week, the company is operating just above breakeven and can be expected to earn $150-200K per year. At 2.75 performances per week, profitability would be about $500K; at 3.5 performances, we would earn about $1.2 million, and at 4 performances per week profitability should exceed $1.6 million.

Beginning July 1, we have expanded the performance schedule to 3.0 performances per week, although at this point it is still uncertain whether demand will be sufficient to make the added performances profitable. To support the expanded schedule, we are creating a new version of The Speakeasy, called "A Night at the Palace." Each week, The Speakeasy will be performed twice, and ANatP will be performed once. ANatP is an immersive theatre experience, set in the 1920s, with many of the same characters and acts as The Speakeasy; but the emphasis is on fun, the overall tone is upbeat, and there are many more opportunities for social interaction. We are encouraging people to think about it as "Speakeasy: The Party," and will position it as the best choice for groups and special occasions.

Other actions to help build demand include:

- In April, we launched a new website, to provide a more visible messaging platform, to sell a wider arrange of performances and products, to provide more straightforward discovery and ticket purchase process. We have also seen substantial increases in sales of some secondary products, including costume rentals, date night packages, and gift certificates, now that these items are featured more prominently on the website.

- The company will participate in high-visibility public events throughout the summer, including the San Francisco Gay Pride Parade, the North Beach Festival, and a Speakeasy-branded "historic streetcar" cruise along The Embarcadero during Fourth of July weekend. Speakeasy branding has also been featured on five tourist pedicabs for five months, building exposure along The Embarcadero and other visitor locations.

- We are continuing to build our social media presence, with a new advertising relationship with Yelp!, and a larger commitment to Google AdWords and remarketing programs. User engagement on Facebook, Instagram, TripAdvisor, and Yelp! has grown steadily during 2017, and we continue to pilot new strategies to increase our reach on these social media platforms.

A slate of new shows remains in development. In August, we hope to introduce our late-night variety show, "Neo-Vaudeville," following The Speakeasy on Saturday nights. Our Sunday afternoon "Drag Brunch" is taking shape, although performance dates will not be announced until a full cast is contracted. We also hope to present our Cuba-in-the-1920s event, called "Havana Nights," during the third quarter of this year. And we are looking forward to the third annual edition of our blockbuster New Years Eve party in December.

Also during the third quarter of this year, we plan to complete construction and open the "Gaslight Lounge," (also known as the "chill bar"), which will expand the capacity of The Speakeasy, and provide more opportunities for food and beverage sales. In addition, we have engaged an experienced hospitality consultant, to strengthen the entire service operation, increase bar profitability, and improve customer satisfaction.

To further monetize the venue at times when there is no performance on stage, we have hired a commission-based salesperson to book private and corporate events. Later this year, we plan to launch a line of branded merchandise for sale at the venue and online – another potentially significant secondary source of revenue.

In Closing

While we are gratified to see meaningful increases in attendance, sales, and earnings, there is much work still to be done to achieve our goals for the company. The company's 10-person professional staff works relentlessly to improve the quality of the customer experience, to boost demand, and to generate revenue from new sources. We believe that the best days still lie ahead, and thank you for your patience, support, and enthusiasm as we build this very unique company.

Sincerely yours,

David Gluck
Geoffrey N. Libby
Nick A. Olivero

Managing Members
Sam Lee Laundry LLC